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September 28, 2011	Alyssa Albertelli
T +1 202 508 4667
F +1 202 383 7790
alyssa.albertelli@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Ganley

Re:	PNC Funds (Registration Nos. 811-04416 and 033-00488)
Responses to Comments on Post-Effective Amendment No. 90

Dear Mr. Ganley,

I am writing on behalf of PNC Funds to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 90 (the “Amendment”) to PNC Funds’ Registration Statement on Form N-1A.  PNC Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on July 29, 2011 in connection with PNC Funds’ annual update of the Registration Statement for all existing series of PNC Funds (each, a “Fund” and, together, the “Funds”).  You communicated these comments to me and Marian G. Fowler via telephone on September 23, 2011.  The Staff’s comments and PNC Funds’ responses are set forth below.  These responses will be reflected in Post-Effective Amendment No. 91 to PNC Funds’ Registration Statement, which we expect will be filed on or before September 28, 2011.

1.             Comment: Please confirm that the Funds, for which this comment is applicable, will provide the required notice to shareholders for revisions to those Funds’ investment policies that have been adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response:  The Registrant confirms that appropriate notice will be provided to shareholders for revisions, as applicable, to Funds’ investment policies that have been adopted pursuant to Rule 35d-1 under the 1940 Act.

2.             Comment:  The Staff would like to review the Annual Fund Operating Expenses Tables and Examples for each Fund prior to the Funds’ filing of the post-effective amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, as amended.

Response:  The Registrant provided the Staff with the Annual Fund Operating Expense Tables and Examples on September 27, 2011.

3.             Comment: With respect to PNC Balanced Allocation Fund, the Staff notes that the Fund may invest up to 55% of its net assets in fixed income senior securities.   Please confirm the percentage limitation for the Fund’s investments in high-yield securities.  Please also consider noting that high yield securities are considered “junk bonds” earlier in the Fund’s “Principal Investment Strategies” section.

Response: As noted in the PNC Balanced Allocation Fund’s “Principal Investment Strategies” section, the Fund confirms that PNC Balanced Allocation Fund intends to invest 25% - 55% of its net assets in fixed income senior securities, such as corporate bonds, U.S. government and agency securities, mortgage-backed securities, asset-backed securities and high-yield bonds.  Although the Fund does not currently do so, the Fund may invest up to 55% of its net assets in high-yield bonds.

The requested change has been made with respect to the definition of high-yield securities.  The disclosure has been revised as follows:  “The Fund intends to invest . . . 25% to 55% of its net assets in fixed income senior securities, such as corporate bonds, U.S. government and agency securities, mortgage-backed securities, asset-backed securities and high-yield bonds (“junk bonds”).”

4.             Comment: With respect to PNC Balanced Allocation Fund, the last sentence of the second paragraph under “Principal Investment Strategies” states that “[t]he Fund uses a blended investment style.”  Please clarify to what the blended investment style refers.

Response:  For clarification purposes, the Registrant has deleted the disclosure indicating that “[t]he Fund uses a blended investment style.”

5.             Comment: Please review the disclosure, if applicable, regarding each Fund’s investments in and risks relating to derivatives in light of the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (the “Letter”) and make any necessary revisions to the disclosure.

Response:  The Registrant has reviewed the disclosure regarding each Fund’s investments in and risks relating to derivatives in the Funds’ registration statement and believes it is appropriate in light of the guidance provided in the Letter.  No changes to the disclosure related to the Funds’ investments in and risks relating to derivatives were made.

6.             Comment: With respect to PNC Large Cap Core Equity Fund, please provide a definition of “equity securities” in which the Fund primarily invests.

Response:  The requested change has been made.

7.             Comment: With respect to each of the PNC Large Cap Funds that defines a large cap company as a company with a minimum stock market capitalization of $3 billion, please provide support for the view that a minimum market capitalization of $3 billion is appropriate for a large cap fund.

Response:  The Registrant respectfully notes that the definition of “large cap company” currently used by the Large Cap Funds is consistent with the SEC guidance on the fund name rule set forth in the “Frequently Asked Questions about Rule 35d-1” as well as investor expectations and industry practice.  In this regard, we note that the current definition reflects a revision based on a previous Staff comment regarding the definition of “large cap company” and further note that market conditions have affected investor expectations of what constitutes a large cap company.  The Registrant notes that, as of September 23, 2011, the market capitalization of the smallest company in the S&P 500 Index was $750 million, while the median market capitalization for the S&P 500 Index (the benchmark of the PNC Large Cap Core Equity Fund) was $9.74 billion.  The Registrant also notes that the median market capitalizations at August 31, 2011 for the Russell 1000 Growth Index (the benchmark of the PNC Large Cap Growth Fund) and Russell 1000 Value Index (the benchmark of the PNC Large Cap Value Fund) were $5.88 billion and $4.643 billion, respectively.  In addition, the Registrant has found at least three competitors that reference a minimum market capitalization of $4 billion or more.

8.             Comment: With respect to PNC Mid Cap Value Fund, which defines mid cap companies as those companies with a market capitalization at the time of purchase that falls approximately between $750 million and $20 billion, please provide support that the market capitalization range of $750 million to $20 billion is appropriate for a mid cap fund.

Response:  The Registrant respectfully notes that the definition of mid cap company currently used by PNC Mid Cap Value Fund is consistent with the SEC guidance on the fund name rule set forth in the “Frequently Asked Questions about Rule 35d-1” as well as investor expectations and industry practice.  The Registrant notes that at August 31, 2011, the median market capitalization of the Russell Midcap Value Index, the Fund’s benchmark, was $3.633 billion, while the largest company in the Index was $18 billion. The Registrant also notes that the market capitalization of mid cap indices varies.  For example, at May 31, 2011 the smallest company in the Russell Midcap Index was $1.624 billion and the largest company was $18.279 billion, while at

September 23, 2011 the smallest company in the S&P MidCap 400 Index was $410 million and the largest company was $13.41 billion.  The Registrant has surveyed mid-capitalization funds in other fund complexes, and notes that mid cap companies have been defined to include companies with market capitalizations as low as $460 million and as high as $28 billion.

9.             Comment: With respect to each of the Multi-Factor Funds, consider providing the market capitalization range for the Russell 2000 Index, Russell 2000 Growth Index and Russell 2000 Value Index as of a recent date.

Response: The Registrant respectfully declines to include the market capitalization range in the Funds’ prospectuses.  The Registrant notes that any market capitalization ranges that the Funds would provide would be stale because such ranges are only available as of an index’s most recent reconstitution.  For example, the last reconstitution of the Russell 2000 Index was on May 31, 2011, which is four months prior to the funds’ October 1, 2011 prospectuses. In addition, the Registrant respectfully submits that this information would not enhance investors’ understanding of the Multi-Factor Funds’ strategies.

10.           Comment: With respect to each of the Multi-Factor Funds, please confirm the accuracy of the following statement in the “Principal Investment Strategies” section: “[The Fund] does not intend to focus on any particular industry sector.”

Response:  The Registrant respectfully submits that none of the Multi-Factor Funds expects to focus their investments in any particular industry sector.

11.           Comment: With respect to PNC Bond Fund and PNC High Yield Bond Fund, please confirm whether derivatives instruments are used to satisfy the Funds’ 80% investment policies adopted pursuant to Rule 35d-1 of the 1940 Act.   If these Funds use derivatives in such manner, please consider revising the Funds’ 80% policies and the corresponding Derivatives Risk and noting the Funds’ use of derivatives instruments more prominently in the “Principal Investments Strategies” sections.

Response: The Registrant respectfully submits that derivatives instruments are not used by these Funds to satisfy the Funds’ 80% investment policies that were adopted pursuant to Rule 35d-1 under the 1940 Act.

12.           Comment: With respect to PNC Bond Fund, please delete the disclosure in the “Performance Information” section relating to performance prior to June 9, 2000, as such performance is no longer included in the prospectus.

Response:  The requested change has been made.

13.           Comment: With respect to PNC Government Mortgage Fund, please delete the disclosure in the “Performance Information” section relating to performance prior to June 10, 2000, as such performance is no longer included in the prospectus.

Response: The requested change has been made.

14.           Comment: With respect to PNC Government Mortgage Fund, the Fund’s objective is to provide current income as well as preservation of capital.  Please describe how the Fund intends to achieve capital preservation.

Response:  The Registrant respectfully submits that the Fund seeks to achieve its investment objective of providing current income as well as capital preservation by primarily investing in U.S. government agency securities.

15.           Comment: With respect to PNC Government Mortgage Fund, please consider removing the following underlined disclosure from the Fund’s investment policy adopted pursuant to Rule 35d-1 under the 1940 Act as it appears redundant:  “Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in mortgage-related securities issued or guaranteed by agencies, authorities, instrumentalities or sponsored enterprises of the U.S. government as well as obligations issued or guaranteed by the U.S. government.”

Response:  The requested change has been made.

16.           Comment: With respect to PNC High Yield Bond Fund, please confirm that the Fund no longer retains a percentage limitation on its investments in foreign securities.

Response: The Registrant confirms that there is no limitation on the amount of its portfolio that may be invested in foreign securities.

On behalf of PNC Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing, (ii) the Staff’s review of this filing, under delegated authority, does not relieve PNC Funds from its full responsibility for the adequacy and accuracy of the disclosure in this filing, and (iii) PNC Funds will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving PNC Funds.

Please do not hesitate to call me at 202-508-4667 or Marian G. Fowler at 202-508-4858 if you have any questions or require additional information.

Regards,

/s/ Alyssa Albertelli
Alyssa Albertelli